SCHEDULE 13D/A

Amendment No. 4

Under the Securities Exchange Act of 1934

GOLDRICH MINING COMPANY

(Name of Issuer)

Common Shares

(Title of Class of Securities)

381431105

(CUSIP Number)

Nicholas Gallagher

5 Churchfields, The K Club

Straffan, Kildare, Ireland

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.‘

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 381431105

1.NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Nicholas Gallagher

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [  ]

(b) [  ]

3.SEC USE ONLY

4.SOURCE OF FUNDS

PF AND OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]

PURSUANT TO ITEMS 2(d) or 2(e)

6.CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:       84,610,748

8.  SHARED VOTING POWER:     0

9.  SOLE DISPOSITIVE POWER:84,610,748

10.  SHARED DISPOSITIVE POWER:0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,610,748 as of September 16, 2020

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

As of September 16, 2020:

37.84% (based on 161,293,043 outstanding shares of the Issuer as of September 16, 2020, plus 62,282,110 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Act”).

14.TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP NO. 381431105

Item 1.  Security and Issuer.

Goldrich Mining Company

2607 Southeast Blvd., Suite B211

Spokane, WA 99223

Common shares, no par value

Item 2.  Identity and Background.

(i) (a)Nicholas Gallagher (“Gallagher”)

   (b)Business address: 5 Churchfields, The K Club, Staffan, Kildare, Ireland

   (c)Present occupation:  Investment management

   (d)Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d) in which Gallagher was convicted.

   (e)Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e) in which Gallagher was a party and was or is subject to a judgment, decree or final order.

   (f)Citizenship:  Ireland

Item 3.  Source and Amount of Funds or Other Consideration.

Personal funds (PF) and funds of NGB Nominees Limited (OO) a trust controlled by Gallagher.

Item 4.  Purpose of Transaction.

All purchases were made for investment purposes.

Gallagher filed a Schedule 13G on April 12, 2007, reporting his ownership of greater than 5% of the outstanding securities of the Issuer.  The Schedule 13G was subsequently amended on February 24, 2011 and on August 2, 2011.  Gallagher filed a Schedule 13D on February 1, 2017, reporting his ownership of greater than 20% of the outstanding securities of the Issuer. The Schedule 13D was subsequently amended twice on March 9, 2017. As of March 9, 2017, Gallagher held the following securities of the Issuer:  4,100,000 common shares held directly and 6,791,663 common shares indirectly through NGB Nominees Limited, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 50 Series F preferred shares convertible into 1,666,667 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, and 1,666,667 Class S warrants exercisable at $0.03 per share.

Item 5.  Interest in Securities of the Issuer.

Since the date of Gallagher’s Schedule 13D amendment filed March 9, 2017, the following transactions have occurred:

On March 1, 2017, Gallagher purchased 25 Series F preferred shares convertible into 833,333 common shares of the Issuer and 833,333 Class S warrants for a total purchase price of $25,000. Each Series S warrant is exercisable at $0.03 for one common share of the Issuer commencing one (1) year following the purchase date and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of March 1, 2017 was 30.64% based on 131,232,809 outstanding shares of the Issuer as of March 1, 2017, plus 42,280,950 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to purchasing the Series F preferred shares and Class S warrants on March 1, 2017, Gallagher held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 70 Series F preferred shares convertible into 3,166,667 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, and 2,333,333 Class S warrants exercisable at $0.03 per share. (Note: Percentage calculation of 30.64% excluded 11,000,000 of the Class R warrants and 3,166,667 Class S warrants, none of which were exercisable within the next 60 days.)

On March 31, 2017, Gallagher purchased 58 Series F preferred shares convertible into 1,933,333 common shares of the Issuer and 1,933,333 Class S warrants for a total purchase price of $58,000. Each Series S warrant is exercisable at $0.03 for one common share of the Issuer commencing one (1) year following the purchase date and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of March 31, 2017 was 31.41% based on 131,232,809 outstanding shares of the Issuer as of March 31, 2017, plus 44,214,283 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Series F preferred shares and Class S warrants awarded on March 31, 2017, Gallagher held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, and 3,166,667 Class S warrants exercisable at $0.03 per share. (Note: Percentage calculation of 31.41% excluded 11,000,000 of the Class R warrants and the 5,100,000 Class S warrants, none of which were exercisable within the next 60 days.)

On December 22, 2017, Gallagher was awarded 5,526,312 class T warrants due to his $1,052,632 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of December 22, 2017 was 38.07% based on 131,232,809 outstanding shares of the Issuer as of December 22, 2017, plus 63,073,929 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on December 22, 2017, Gallagher held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, and 5,100,000 Class S warrants exercisable at $0.03 per share. (Note: Percentage calculation of 38.07% excluded 2,766,666 Class S warrants, none of which were exercisable within the next 60 days.)

On May 11, 2018, Gallagher was awarded 718,421 class T warrants due to his $136,842 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of May 11, 2018 was 38.6% based on 134,107,809 outstanding shares of the Issuer as of May 11, 2018, plus 66,559,016 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on May 11, 2018, Gallagher held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 5,526,312 Class T warrants exercisable at $0.03 per share.

On June 6, 2018, Gallagher was awarded 828,947 class T warrants due to his $197,895 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of June 6, 2018 was 38.85% based on 134,107,809 outstanding shares of the Issuer as of June 6, 2018, plus 67,387,963 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on June 6, 2018, Gallagher held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 6,244,733 Class T warrants exercisable at $0.03 per share.

On June 25, 2018, Gallagher was granted 171,920 common shares at a basis of $0.0349 per share by Goldrich Mining Company. Gallagher’s ownership percentage as of June 25, 2018 was 37.91% based on 139,573,798 outstanding shares of the Issuer as of June 25, 2018, plus 67,387,963 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the common shares granted on June 25, 2018, Gallagher held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 7,073,680 Class T warrants exercisable at $0.03 per share.

On July 13, 2018, Gallagher was awarded 1,934,210 class T warrants due to his $368,421 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of July 13, 2018 was 38.48% based on 139,573,798 outstanding shares of the Issuer as of July 13, 2018, plus 69,322,173 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on July 13, 2018, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 9,007,890 Class T warrants exercisable at $0.03 per share.

On August 1, 2018, Gallagher was awarded 828,947 class T warrants due to his $157,895 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of August 1, 2018 was 38.72% based on 139,573,798 outstanding shares of the Issuer as of August 1, 2018, plus 70,151,120 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on August 1, 2018, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 9,836,837 Class T warrants exercisable at $0.03 per share.

On September 13, 2018, Gallagher was awarded 359,210 class T warrants due to his $68,421 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of September 13, 2018 was 38.83% based on 139,573,798 outstanding shares of the Issuer as of September 13, 2018, plus 70,510,330 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on September 13, 2018, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at

$0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 10,196,047 Class T warrants exercisable at $0.03 per share.

On October 5, 2018, Gallagher was awarded 828,947 class T warrants due to his $157,895 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of October 5, 2018 was 39.07% based on 139,573,798 outstanding shares of the Issuer as of October 5, 2018, plus 71,339,277 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on October 5, 2018, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 11,024,994 Class T warrants exercisable at $0.03 per share.

On November 21, 2018, Gallagher was awarded 1,022,368 class T warrants due to his $194,737 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of November 21, 2018 was 39.36% based on 139,573,798 outstanding shares of the Issuer as of November 21, 2018, plus 72,361,645 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on November 21, 2018, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 12,047,362 Class T warrants exercisable at $0.03 per share.

On December 24, 2018, Gallagher was awarded 442,105 class T warrants due to his $84,211 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of December 24, 2018 was 39.49% based on 139,573,798 outstanding shares of the Issuer as of December 24, 2018, plus 72,803,750 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on December 24, 2018, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into

1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 12,489,467 Class T warrants exercisable at $0.03 per share.

January 23, 2019, the Class L warrants expired.

January 31, 2019, as part of the secured note financing, Gallagher received 1,030,547 Class T warrants for finders fees. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of January 31, 2019 was 38.96% based on 139,573,798 outstanding shares of the Issuer as of January 23, 2019, plus 70,977,155 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on January 31, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 13,520,014 Class T warrants exercisable at $0.03 per share.

On February 1, 2019, Gallagher was awarded 392,368 class T warrants due to his $74,737 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of February 1, 2019 was 39.08% based on 139,573,798 outstanding shares of the Issuer as of February 1, 2019, plus 71,369,523 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on February 1, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 13,912,382 Class T warrants exercisable at $0.03 per share.

On April 23, 2019, Gallagher was awarded 55,263 class T warrants due to his $10,526 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of April 23, 2019 was 39.09% based on 139,573,798 outstanding shares of the Issuer as of April 23, 2019, plus 71,424,786 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on April 23, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 13,967,645 Class T warrants exercisable at $0.03 per share.

On April 30, 2019, Gallagher was awarded 331,578 class T warrants due to his $63,158 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of April 30, 2019 was 39.19% based on 139,573,798 outstanding shares of the Issuer as of April 30, 2019, plus 71,756,364 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on April 30, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 14,299,223 Class T warrants exercisable at $0.03 per share.

On May 23, 2019, Gallagher was awarded 193,421 class T warrants due to his $36,842 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of May 23, 2019 was 39.25% based on 139,573,798 outstanding shares of the Issuer as of May 23, 2019, plus 71,949,785 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on May 23, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 14,492,644 Class T warrants exercisable at $0.03 per share.

On June 13, 2019, Gallagher was awarded 105,000 class T warrants due to his $20,000 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of June 13, 2019 was 39.28% based on 139,573,798 outstanding shares of the Issuer as of June 13, 2019, plus 72,054,785 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on June 13, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000

Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 14,597,644 Class T warrants exercisable at $0.03 per share.

On June 21, 2019, Gallagher was awarded 60,789 class T warrants due to his $11,579 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of June 21, 2019 was 39.29% based on 139,573,798 outstanding shares of the Issuer as of June 21, 2019, plus 72,115,574 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on June 21, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 14,658,433 Class T warrants exercisable at $0.03 per share.

June 30, 2019, as part of the secured note financing, Gallagher received 59,684 Class T warrants for finders fees. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of June 30, 2019 was 39.31% based on 139,573,798 outstanding shares of the Issuer as of June 30, 2019, plus 72,175,258 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on June 30, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 14,718,117 Class T warrants exercisable at $0.03 per share.

On July 23, 2019, Gallagher was awarded 193,421 class T warrants due to his $36,842 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of July 23, 2019 was 39.37% based on 139,573,798 outstanding shares of the Issuer as of July 23, 2019, plus 72,368,679 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on July 23, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 14,911,538 Class T warrants exercisable at $0.03 per share.

On August 5, 2019, Gallagher was awarded 82,894 class T warrants due to his $15,789 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of August 5, 2019 was 39.39% based on 139,573,798 outstanding shares of the Issuer as of August 5, 2019, plus 72,451,573 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on August 5, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 14,994,432 Class T warrants exercisable at $0.03 per share.

On August 20, 2019, Gallagher was awarded 856,578 class T warrants due to his $163,158 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of August 20, 2019 was 39.63% based on 139,573,798 outstanding shares of the Issuer as of August 20, 2019, plus 73,308,151 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on August 20, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 15,851,010 Class T warrants exercisable at $0.03 per share.

On September 5, 2019, Gallagher was awarded 193,421 class T warrants due to his $36,842 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of September 5, 2019 was 39.69% based on 139,573,798 outstanding shares of the Issuer as of September 5, 2019, plus 73,501,572 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on September 5, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,044,431 Class T warrants exercisable at $0.03 per share.

On September 10, 2019, Gallagher was awarded 71,842 class T warrants due to his $13,684 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of September 10, 2019 was 39.71% based on 139,573,798 outstanding shares of the Issuer as of September 10, 2019, plus 73,573,414 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on September 10, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,116,273 Class T warrants exercisable at $0.03 per share.

On September 20, 2019, Gallagher was awarded 276,315 class T warrants due to his $52,632 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of September 20, 2019 was 39.79% based on 139,573,798 outstanding shares of the Issuer as of September 20, 2019, plus 73,849,729 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on September 20, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,392,588 Class T warrants exercisable at $0.03 per share.

September 30, 2019, as part of the secured note financing, Gallagher received 133,958 Class T warrants for finders fees. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of September 30, 2019 was 39.82% based on 139,573,798 outstanding shares of the Issuer as of September 30, 2019, plus 73,983,687 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on September 30, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into

900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,526,546 Class T warrants exercisable at $0.03 per share.

On October 4, 2019, Gallagher was awarded 276,315 class T warrants due to his $52,632 participation in a secured note financing with Goldrich Mining Company. As part of the note financing, the lenders received Class T warrants equal to the gross amount of their loan multiplied by 5.25. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of October 4, 2019 was 39.9% based on 139,573,798 outstanding shares of the Issuer as of October 4, 2019, plus 74,260,002 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on October 4, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,802,861 Class T warrants exercisable at $0.03 per share.

October 31, 2019, as part of the secured note financing, Gallagher received 22,105 Class T warrants for finders fees. Each Series T warrant is exercisable at $0.03 for one common share of the Issuer and expiring five (5) years following the purchase date. Gallagher’s ownership percentage as of October 31, 2019 was 39.91% based on 139,573,798 outstanding shares of the Issuer as of October 31, 2019, plus 74,282,107 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. Subsequent to the Class T warrants awarded on October 31, 2019, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,824,966 Class T warrants exercisable at $0.03 per share.

March 31, 2020, the Class O warrants expired.

July 31, 2020, Gallagher sold 3,066,666 Class Q warrant shares exercisable at $0.03 per share, in a private sale with a US Accredited Investor for $1. Gallagher’s ownership percentage as of July 31, 2020 was 37.85% based on 139,573,798 outstanding shares of the Issuer as of July 31, 2020, plus 67,215,441 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  After the sale of the Class Q warrants, on July 31, 2020, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 6,100,000 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,824,966 Class T warrants exercisable at $0.03 per share.

August 20, 2020, Gallagher sold 1,666,666 Class Q warrant shares exercisable at $0.03 per share, in a private sale with a US Accredited Investor for $1. Gallagher’s ownership percentage as of August 20, 2020 was 36.55% based on 144,073,796 outstanding shares of the Issuer as of August 20, 2020, plus 65,548,775 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  After the sale of the Class Q warrants, on August 20, 2020, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 4,433,334 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,824,966 Class T warrants exercisable at $0.03 per share.

August 21, 2020, Gallagher sold 1,333,333 Class Q warrant shares exercisable at $0.03 per share, in a private sale with a US Accredited Investor for $1. Gallagher’s ownership percentage as of August 21, 2020 was 36.14% based on 144,073,796 outstanding shares of the Issuer as of August 21, 2020, plus 64,215,442 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  After the sale of the Class Q warrants, on August 21, 2020, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 3,100,001 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,824,966 Class T warrants exercisable at $0.03 per share.

August 26, 2020, Gallagher sold 833,333 Class Q warrant shares exercisable at $0.03 per share, in a private sale with a US Accredited Investor for $1. Gallagher’s ownership percentage as of August 26, 2020 was 35.89% based on 144,073,796 outstanding shares of the Issuer as of August 26, 2020, plus 63,382,109 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  After the sale of the Class Q warrants, on August 26, 2020, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 2,266,668 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,824,966 Class T warrants exercisable at $0.03 per share.

August 27, 2020, Gallagher sold 1,099,999 Class Q warrant shares exercisable at $0.03 per share, in a private sale with a US Accredited Investor for $1. Gallagher’s ownership percentage as of August 26, 2020 was 34.95% based on 147,573,795 outstanding shares of the Issuer as of August 27, 2020, plus 62,282,110 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  After the sale of the Class Q warrants, on August 27, 2020, Gallagher held 4,271,920 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 1,166,669 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,824,966 Class T warrants exercisable at $0.03 per share.

September 16, 2020, Gallagher received 11,265,055 common shares of the Issuer for payment of interest related to the secured note financing in lieu of cash. The common shares were issued with a basis of $0.015 per share. Gallagher’s ownership percentage as of September 16, 2020 was 37.84% based on 161,293,043 outstanding shares of the Issuer as of September 16, 2020, plus 62,282,110 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  Subsequent to the common shares granted on September 16, 2020, Gallagher held 15,536,975 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 1,166,669 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, 5,100,000 Class S warrants exercisable at $0.03 per share, and 16,824,966 Class T warrants exercisable at $0.03 per share.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Materials to be Filed as Exhibits.

None

Signed:  September 22, 2020

/s/ Nicholas Gallagher

_______________________________

Nicholas Gallagher